Exhibit 99.2

ATENTO S.A. 4 RUE LOU HEMMER L-1748 LUXEMBOURG FINDEL GRAND-DUCHY OF LUXEMBOURG RCS LUXEMBOURG B.185.761

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M93087-P64468	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ATENTO S.A.

The Board of Directors recommends you vote FOR proposals 1 through 9.		For	Against	Abstain			For	Against	Abstain
1.	To approve the 2014 Management Report and the Company’s individual and consolidated annual accounts for the financial year ended December 31, 2014.	☐	☐	☐	8.	To re-appoint Ernst & Young, a société anonyme, as the independent registered public accounting firm and approved independent auditor (réviseurs dentreprises agréés) of the Company.	☐	☐	☐
2.	Approval of the individual annual accounts of the Company as of December 31, 2014.	☐	☐	☐
3.	To approve allocation of the Company’s annual results.	☐	☐	☐	9.

To approve the Aggregated Remuneration with respect to the directors of the Company for 2015, and the power granted to the Board of Directors to allocate such amounts between the directors of the Company.

							☐	☐	☐
4.	Approval of the consolidated annual accounts of the Company as of December 31, 2014.	☐	☐	☐
5.	To approve of discharge to the members of the Board of Directors.	☐	☐	☐	NOTE: Such other business as may properly come before the meeting or any adjournment thereof.
6.	To approve and confirm the director co-optation.	☐	☐	☐
7.	Election of Directors
Nominees:
	7a. Thomas Iannotti	☐	☐	☐
	7b. Luis Javier Castro	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

M93088-P64468

ATENTO S.A.

Annual Meeting of Shareholders

June 1, 2015 10:00 AM

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Sébastien Binard and Marine Krief, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ATENTO S.A. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 AM, Central European Time on June 1, 2015, at 4 rue Lou Hemmer, L-1748 Luxembourg Findel, Grand-Duchy of Luxembourg, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side